

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2010

Tomas W. Fuller
Chief Financial Officer
VCA Antech, Inc.
12401 West Olympic Boulevard,
Los Angeles, CA 90064-1022

> **Re:** **VCA Antech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-16783**

Dear Mr. Fuller:

We have reviewed your filing and have the following comments, which were given previously to you by phone on September 14, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The representations on page two of our letter dated August 5, 2010, need to be made by you, not your counsel. Please provide a written statement in accordance with that letter.

Item 15. Exhibits and Financial Statement Schedules

2. We note your response to comment one in our letter dated August 5, 2010, and we re-issue that comment. We note that you have not included the annexes, exhibits, or schedules to Exhibit 10.1 and Exhibit 10.3. Please confirm that you will file a complete copy of each exhibit, including conformed signatures, with your next Exchange Act periodic report.

Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Julie Kaufer
       Fax: (310) 229-1001